SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            November 9, 2004


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

[CRISTALCHILE LOGO]

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl

                                                     FOR IMMEDIATE RELEASE


                 CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
         THIRD QUARTER AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004


Santiago, Chile (November 8, 2004) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the third quarter and nine-month periods ended September 30, 2004. All figures have been prepared according to Chilean GAAP and are restated for general price-level changes and expressed in US Dollars at Ch$608.90/US$1, the exchange rate at the close of September 30, 2004.

3Q04 HIGHLIGHTS (vs. 3Q03):
o    Consolidated sales increased 8.4%
o    Operating income up 5.0%
o    EBITDA up 4.2%
o Non-operating loss of US$4.8 million in 3Q04 compared to a US$19.3 million loss in 3Q03.
o Net income of US$11.7 million, compared to a US$0.9 million net loss in 3Q03.
o    Earnings per ADR reached US$0.55

YTD 2004 HIGHLIGHTS (vs. YTD 2003):
o    Consolidated sales increased 5.9%
o    Operating income up 2.9%
o    EBITDA up 3.8%
o Non-operating loss of US$12.1 million compared to a loss of US$35.6 million in 2003.
o Net income reached US$23.4 million compared to US$4.0 million income reported in 2003.
o    Earnings Per ADR reached US$1.10

                             CONSOLIDATED REVENUE

CONSOLIDATED REVENUE                                      3Q04 vs.
(in US$ millions)                       3Q04      3Q03      3Q03     YTD04
                                        ----      ----    -------    -----
TOTAL REVENUE                           85.3      78.7      8.4%     218.5
  Cristalchile (glass containers)       35.3      35.4     -0.2%      90.5
  Vina Santa Rita (wine)                40.2      34.3     17.2%     101.0
  CIECSA (media)                        13.1      12.1      8.4%      34.3
  Adjustments                            3.3       3.1      N/A        7.3

                              RELATED COMPANIES

  Metropolis-Intercom (cable TV)        18.5      19.2     -3.5%      55.3
  Envases CMF (plastic containers)      14.0      14.8     -5.7%      38.5

                                                             3Q04 and YTD 2004


                          THIRD QUARTER 2004 RESULTS

CONSOLIDATED RESULTS

During 3Q04, Cristalerias' total consolidated revenue reached US$85.3 million, an 8.4% increase compared to 3Q03. The main factors behind this increase were improved sales in Santa Rita (+17.2%), and CIECSA (+8.4%); partially compensated by lower sales in the glass container business (-0.2%). Adjustments for factors such as intercompany sales reached US$3.3 million during the quarter.

                            3Q04 Revenue Breakdown
                            ----------------------

Media   15%
Glass   40%
Wine    45%


Consolidated operating income increased by 5.0% during the quarter, totaling US$20.3 million. This includes US$13.1 million from the glass container business (US$12.9 million in 3Q03), US$4.5 million from Santa Rita (US$4.9 million in 3Q03) and US$2.8 million from CIECSA (US$1.7 million in 3Q03).

During 3Q04, Cristalerias net income reached US$11.7 million, compared to US$0.9 million net loss in 3Q03. This is mainly explained by a lower non-operating loss, that passed from a US$19.3 million loss in 3Q03, to a US$4.8 million loss in 3Q04. The latter is mainly explained by a lower loss from exchange rate variations, that reached US$0.1 million in 3Q04, compared to a US$13.1 million loss in 3Q03; and a lower net loss from subsidiaries that do not consolidate, that reached US$1.4 million in 3Q04, compared to a US$3.4 million loss in 3Q03. The net loss from subsidiaries includes a US$1.7 million charge (US$1.8 million charge in 3Q03) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation reached US$26.9 million, compared to US$25.8 million in 3Q03. EBITDA margin for 3Q04 was 31.5% (32.8% in 3Q03).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

                                                             3Q04 and YTD 2004


PACKAGING BUSINESS

Glass

Glass packaging sales reached US$35.3 million during the quarter, almost flat compared to 3Q03. Volume sales increased by 3.6%, totaling 76,541 tons. Wine bottle sales increased by 14.3%, mainly due an increase in export volumes. Liquor bottle sales increased by 7.0%, due to higher value-added sales of formats for pisco.

Beer bottle sales decreased by 46.0%, due to lower sales of one-way formats and clients' inventory build-up of returnable formats during the previous quarter. Soft-drink bottle sales decreased by 22.4%, mainly due to lower returnable formats sales, as during 3Q03 the 237cc returnable bottle campaign was in force; partially compensated by an increase in one-way formats sales. Containers for the food industry decreased by 32.0% due to client's inventory build-up during 3Q03.

                                    GLASS

                                                                      3Q04 vs.
                                             3Q04         3Q04          3Q03
                                             ----         ----        --------
Net Sales (in Ch$ millions)                 21,495       21,546         -0.2%
   Wine                                     15,601       13,651         14.3%
   Beer                                      1,647        3,049        -46.0%
   Soft Drinks                               1,984        2,556        -22.4%
   Liquor                                    1,822        1,703          7.0%
   Food                                        332          488        -32.0%
   Pharmaceutical                              109           99         10.2%
Volume in tons                              76,541       73,854          3.6%

Operating income reached US$13.1 million, 1.4% over 3Q03. Operating margin was 37.0% (36.4% in 3Q03).

Net earnings for 3Q04 include a non-operating income of US$0.8 million, compared to a US$13.5 million non-operating loss in 3Q03. The latter is mainly explained by a lower loss from exchange rate variations, that reached US$0.2 million during 3Q04, compared to a US$10.5 million loss in 3Q03; in addition to a net income from subsidiaries, that reached US$2.1 million in 3Q04, compared to a US$1.5 million loss in 3Q03.

EBITDA: Operating cash generation reached US$17.6 million, compared to US$17.3 million in 3Q03. EBITDA margin was 49.8% (48.9% in 3Q03).

                                                             3Q04 and YTD 2004



Plastic


During 3Q04, Envases CMF posted a US$0.7 million net income, compared to a US$0.8 million net loss in 3Q03. The latter is mainly due to the non operating result, that passed from a US$2.2 million loss in 3Q03 to a US$0.5 million loss in 3Q04, mainly due to a lower loss from price level restatements. Total sales reached US$14.0 million, compared to US$14.8 million in 3Q03. Volumes decreased by 1.5%, reaching 5,605 tons, while prices fell by 4.0%. However, operating income increased by 26.6% to reach US$1.4 million, due to lower costs of raw materials.

EBITDA: Operating cash generation reached US$3.2 million, compared to US$3.0 million in 3Q03. EBITDA margin was 23.0% (19.9% in 3Q03).

                                                             3Q04 and YTD 2004


WINE BUSINESS

During 3Q04, Santa Rita's consolidated sales totaled US$40.2 million, 17.2% over 3Q03. The Company's profits came in at US$3.0 million, compared to US$1.5 million in 3Q03, mainly due to an improved non-operating result, that registered an income from exchange rate variations, compared to a loss in 3Q03.

In the domestic market, Santa Rita's volumes fell by 14.4% compared to 3Q03. Prices increased by 21.0% in real terms. These conditions led net sales in the domestic market to grow by 3.6% to US$16.7 million.

Sales volume in the export market rose by 44.1% reaching US$21.3 million. In real peso terms, sales increased by 25.8% (due to the Chilean peso/US dollar appreciation with respect to 3Q03), accounting for 55.5% of total revenues. The average price in Dollars per case in the export market reached US$33.3 (US$34.0 in 3Q03), compared with an industry average of US$23.3 (US$23.3 in 2Q03).


                                     SANTA RITA
                                                                       3Q04 vs.
                                               3Q04         3Q03         3Q03
                                               ----         ----       --------
Net Sales (in Ch$ millions)                   24,450       20,859        17.2%
   Domestic                                   10,175        9,826         3.6%
   Exports                                    13,566       10,780        25.8%
   Others                                        709          253       180.2%
Volume
   Exports (Th cases)                            638          443        44.1%
   Domestic (Th liters)                       16,181       18,910       -14.4%
Price per case - Export Mkt.( US$)              33.3         34.0        -1.9%
Avg. price per case - Domestic Mkt. (Ch$)      5,661        4,680        21.0%

Operating income reached US$4.5 million, compared to US$4.9 million in 3Q03, due to higher costs of wine musts, as well as a lower peso/US$ exchange rate that affected export returns. Operating margin was 11.2% (14.3% in 3Q03).

EBITDA: Operating cash generation reached US$6.3 million, compared to US$6.6 million in 3Q03. EBITDA margin was 15.6% (19.4% in 3Q03).

                                                             3Q04 and YTD 2004



MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media

During 3Q04, CIECSA reported a net income of US$1.9 million, compared to US$1.3 million income in 3Q03.

MEGA, CIECSA's main subsidiary, reached the first place in audience share with an average viewership share of 27.0% in 3Q04 (22.8% in 3Q03)FN1. Mega's net sales increased by 8.0% in 3Q04 to reach US$13.0 million. MEGA had a US$2.8 million operating income, 77.9% over 3Q03. Therefore, MEGA posted a US$2.1 million net income, compared to a US$1.4 million income in 3Q03.

EBITDA: CIECSA's operating cash generation reached US$3.1 million, compared to US$2.0 million in 3Q03. EBITDA margin was 23.9% (16.7% in 3Q03).

                              Media Subsidiaries
                              ------------------

                                   CGW
                             |               |
                       98.5% |               | 98.9%
                             |               |
                         CIECSA           Cristalchile
                             |       |   Comunicaciones
                       99.9% | 37.4% |       | 50%
                             |       |       |
                           MEGA      |    Cordillera
                                     |   Comunicaciones
                                 DIARIO      | 95.6%
                               FINANCIERO    |
                                           Metropolis-
                                            Intercom


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda., had a net loss of US$2.5 million, compared to a US$3.0 million loss in 3Q03. Similarly, Cordillera Comunicaciones Ltda. (owner of 95.6% of Metropolis-Intercom S.A.) had a net loss of US$4.8 million, compared to a US$6.1 million loss in 3Q03. The aforementioned result includes a goodwill amortization charge of US$1.7 million (US$1.8 million charge in 3Q03).

----------------
1 Measured between 6:30 and 1:30AM (i.e.: 19 hours daily) from Monday through
  Sunday.

                                                             3Q04 and YTD 2004



During 3Q04 Metropolis-Intercom S.A. posted a net loss of US$3.2 million, compared to a US$4.3 million loss in 3Q03. This is explained by an improved non-operating result, that passed from a US$2.0 million loss in 3Q03 to a US$0.3 million income in 3Q04, mainly due to lower interest expenses; partially compensated by a lower operating result mainly due to higher depreciation charges. The company posted sales of US$18.5 million, compared to US$19.2 million in 3Q03. EBITDA reached US$2.3 million, compared to US$2.5 million in 3Q03. The latter includes a US$6.4 million depreciation charge, compared to a US$5.7 million charge in 3Q03, mainly coming from the HFC network acquired in July 2000. The Company ended the period with 224,657 basic subscribers (235,596 in 3Q03), 27,989 premium subscribers (33,305 in 3Q03), 38,735 broad-band internet subscribers (32,227 in 3Q03) and 10,999 Internet Protocol Telephony subscribers (1,451 in 3Q03).

                              METROPOLIS-INTERCOM
                                                                        3Q04 vs.
                                          09/30/04        06/30/04        2Q04
                                          --------        --------      --------
Basic Subscribers (1)                      224,657         223,820         0.4%
Premium customers                           27,989          28,970        -3.4%
Internet customers                          38,735          38,503         0.6%
IP Telephony customers                      10,999           9,255        18.8%
Home Passed                              1,200,112       1,198,054         0.2%

                                                                        3Q04 vs.
                                            3Q04            3Q03          3Q03
                                            ----            ----        --------
Sales (US$ Million)                         18.5            19.2          -3.5%
EBITDA (US$ Million)                         2.3             2.5         -10.6%
Net Income (Loss) (US$ Million)             (3.2)           (4.3)         25.3%
----------------
(1) Includes Premium, Internet and IP Telephony customers.

                                                             3Q04 and YTD 2004


              NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 RESULTS

CONSOLIDATED RESULTS

The Company consolidates its results with those of Vina Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During the first nine months of 2004, Cristalerias' total consolidated revenue reached US$218.5 million, 5.9% over 2003. The main factors behind this growth include improved sales in the wine (+10.7%) and media (+9.6%) businesses; partially compensated by lower sales in the glass container business (-0.5%).

                           YTD04 Revenue Breakdown
                           -----------------------

Media   15%
Glass   40%
Wine    45%

Consolidated operating income reached US$46.5 million, 2.9% over 2003. This includes US$30.0 million from the glass container business (US$29.0 million in 2003), US$11.3 million from Santa Rita (US$13.1 million in 2003) and US$5.2 million from CIECSA (US$3.0 million in 2003).

For the nine-month period ended on September 30, 2004, Cristalerias' net income was US$23.4 million, compared to US$4.0 million in 2003. This is mainly explained by a lower non-operating loss, that passed from a US$35.6 million loss in 2003 to a US$12.1 million loss in 2004. The latter is mainly explained by an income from exchange rate variations of US$3.9 million in 2004, compared to a US$20.5 million loss in 2003. The net loss from subsidiaries that do not consolidate remained almost flat with respect to the previous year, reaching US$6.6 million in 2004. This figure includes a US$5.2 million charge (flat with respect to 2003) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation reached US$65.8 million, compared to US$63.4 million in 2003. EBITDA margin was 30.1% (30.7% in 2003).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

                                                             3Q04 and YTD 2004



PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of US$90.5 million, flat compared to 2003. Volume sales increased by 5.9%, reaching 196,935 tons. Wine bottle sales increased by 9.1% during the period mainly due to higher bottled wine export volumes.

Soft drink bottle sales decreased by 11.6% due to lower sales of returnable formats, given that last year sales were higher due to the 237cc bottle campaign. Beer bottle sales decreased by 34.6%, due to lower sales of one-way formats as a consequence of changes in clients' pricing policy, partially compensated by higher sales of returnable formats. Liquor bottle sales decreased by 1.1%, mainly because during 2003 clients made inventory build-up for a new pisco brand. Sales of containers for the food industry decreased due to changes in sales mix.

                                 GLASS
                                                            YTD04 vs.
                                     YTD04       YTD03        YTD03
                                     -----       -----      --------
Net Sales (in Ch$ millions)          55,126      55,405       -0.5%
   Wine                              38,493      35,289        9.1%
   Soft Drinks                        5,758       6,510      -11.6%
   Beer                               4,955       7,576      -34.6%
   Liquor                             4,441       4,492       -1.1%
   Food                               1,217       1,251       -2.7%
   Pharmaceutical                       263         288       -8.6%
Volume in tons                      196,935     185,975        5.9%

Operating income increased by 3.5%, reaching US$30.0 million, due to the increased sales volume and lower costs of sales, partially compensated by a 6.0% decrease in average prices, mainly as a consequence of the appreciation of the Chilean peso against the US dollar during 2004 when compared to 2003. Operating margin was 33.1% (31.8% in 2003).

Net earnings for the period include a non-operating loss of US$1.9 million, compared to a non-operating loss of US$23.4 million in 2003. This is mainly explained by a US$2.1 million income from exchange rate variations (US$16.5 million loss in 2003) and a net income from subsidiaries, that reached US$0.8 million (US$2.6 million loss in 2003).

EBITDA: Operating cash generation reached US$43.1 million, compared to US$41.1 million in 2003. EBITDA margin was 47.6% (45.2% in 2003).

                                                             3Q04 and YTD 2004



Plastic

During the first nine months of 2004, Envases CMF posted a US$1.2 million net income, flat compared with 2003. Total sales reached US$38.5 million, compared to US$41.9 million in 2003. Volumes decreased by 3.2%, reaching 16,162 tons, due to lower pre-forms exports; while prices decreased by 5.1% influenced by a lower exchange rate. Operating income reached US$3.3 million, compared to US$3.7 million income in 2003. The non-operating result was a US$1.9 million loss, compared to a US$2.2 million loss in 2003, mainly due to a lower charge from price level restatements and lower interest expenses.

EBITDA: Operating cash generation reached US$8.7 million, compared to US$9.4 million in 2003. EBITDA margin was 22.6% (22.5% in 2003).

                                                             3Q04 and YTD 2004



WINE BUSINESS

During the first nine months of 2004, Santa Rita's consolidated sales totaled US$101.0 million, 10.7% over 2003. The Company's profits came in at US$8.9 million, compared to US$6.2 million in 2003, due to an improved non-operating result, that passed from a US$5.3 million loss in 2003 to a US$0.4 million loss in 2004. The latter is mainly due to a US$1.8 million income from exchange rate variations in 2004, compared to a US$3.4 million loss in 2003.

In the domestic market, Santa Rita's volumes remained flat with respect to 2003. Prices rose by 13.5% in real terms. These conditions led net sales in the domestic market to grow by 13.6%, to reach US$45.3 million.

Sales volume in the export market grew by 19.7%, reaching US$52.8 million (US$49.5 million in 2003), representing 52.3% of revenues. The average price in dollars per case reached US$33.8 (US$33.0 in 2003), compared with an industry average of US$23.9 (US$23.6 in 2003).

By markets, the export increase breakdown is as follows: Europe, +21.7%, USA, +27.6%, Canada, +11.0%, Latin America, +10.8%; partially offset by lower sales to Asia+Africa, -2.1%.

                                     SANTA RITA
                                                                      YTD04 vs.
                                               YTD04        YTD03       YTD03
                                               -----        -----     ---------
Net Sales (in Ch$ millions)                    61,475      55,557       10.7%
   Domestic                                    27,576      24,280       13.6%
   Export                                      32,155      30,133        6.7%
   Others                                       1,744       1,144       52.5%
Volume
   Exports (Th cases)                           1,519       1,269       19.7%
   Domestic (Th liters)                        48,177      48,140        0.1%
Price per case - Export Mkt.(US$)               33.8        33.0        2.4%
Avg. price per case - Domestic Mkt. (Ch$)       5,148       4,536       13.5%

Operating income reached US$11.3 million, compared to US$13.1 million in 2003, due to higher costs of musts, as well as a lower peso/US$ exchange rate that affected export returns. Operating margin was 11.2% (14.4% in 2003).

EBITDA: Operating cash generation reached US$16.5 million, compared to US$18.1 million in 2003. EBITDA margin was 16.4% (19.9% in 2003).

                                                             3Q04 and YTD 2004



MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

During 2004, CIECSA reported a net income of US$3.5 million, compared to a US$1.4 million income in 2003.

MEGA, CIECSA's main subsidiary, reached the first place in audience share with an average viewership share of 26.0% during the period (22.8% in 2003)FN2. Net sales increased by 8.2% reaching US$33.4 million, as higher audience share has resulted in higher sales. MEGA's operating income increased by 59.9%, reaching US$4.7 million. Net income reached US$3.5 million, compared to US$1.7 million in 2003.

EBITDA: CIECSA's operating cash generation reached US$6.1 million, compared to US$4.0 million in 2003. EBITDA margin was 17.9% (12.8% in 2003).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of US$9.1 million, compared to an US$8.8 million net loss in 2003. Similarly, Cordillera Comunicaciones Ltda. (owner of 95.6% of Metropolis-Intercom S.A.) posted a net loss of US$17.6 million, compared to a net loss of US$17.5 million in 2003. The aforementioned result includes a goodwill amortization charge of US$5.2 million (US$5.2 million charge in 2003).

During the first nine months of 2004 Metropolis-Intercom S.A. posted sales of US$55.3 million, compared to US$56.3 million in 2003. The Company posted a net loss of US$13.0 million, compared to a net loss of US$12.3 million in 2003. This lower result is mainly due to a lower operating result, mainly as a consequence of higher depreciation charges, partially compensated by a better non-operating result, due to lower interest expenses and a lower Peso/US Dollar exchange rate that favorably affects the company's net liabilities in US Dollars. EBITDA reached US$7.6 million, compared to US$7.4 million in 2003. The latter includes a depreciation charge of US$18.5 million in 2004, compared to US$16.8 million charge in 2003; mainly coming from the HFC network acquired in July 2000. Metropolis-Intercom ended the period with 224,657 basic subscribers (235,596 in 2003), 27,989 premium subscribers (33,305 in 2003), 38,735 broad-band internet subscribers (32,227 in 2003) and 10,999 IP Telephony subscribers (1,451 in 2003).

----------------
2 Measured between 6:30AM and 1:30AM (i.e.: 19 hours daily) from Monday through Sunday.

                                                             3Q04 and YTD 2004




                              METROPOLIS-INTERCOM
                                      09/30/04         12/31/03        % Change
                                      --------         --------        --------
Basic Subscribers (1)                  224,657          231,925          -3.1%
Premium customers                       27,989           31,499         -11.1%
Internet customers                      38,735           34,462          12.4%
IP Telephony customers                  10,999            3,639         202.3%
Home Passed                          1,200,112        1,192,891           0.6%

                                                                      YTD04 vs.
                                        YTD04           YTD03           YTD03
                                        -----           -----         ---------
Sales (US$ Million)                     55.3             56.3           -1.8%
EBITDA (US$ Million)                     7.6              7.4            1.9%
Net Profit (loss) (US$ Million)        (13.0)           (12.3)          -5.4%
----------------
(1) Includes Premium, Internet and IP Telephony customers.


                                #############


This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.

                                                             3Q04 and YTD 2004



[Cristalchile Logo]


                          CRISTALERIAS DE CHILE S.A.
                       CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                     US Dollars as of September 30, 2004)
                      1 US Dollar = 608.90 Chilean Pesos

BALANCE SHEET

                                                As of September 30
                                                 2004        2003
ASSETS                                           MUS$        MUS$
-------------------------------------
Cash, time deposits, marketable securities      161.3       137.1

Receivables                                      90.0        79.2
Inventories, net                                 69.3        60.9
Other current assets                              5.3         9.2
TOTAL CURRENT ASSETS                            326.0       286.3
NET P.P.&E.                                     227.2       231.4
Investment in related companies                 164.1       176.3
Long-term receivables                            14.6        16.4
Goodwill on investments                           1.3         1.4
Accounts receivable, related companies            2.0         2.0
Others                                           28.3        42.0
TOTAL OTHER ASSETS                              210.2       236.1

TOTAL ASSETS                                    763.4       753.8

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term debt   20.6         8.9
Dividends payable                                 1.1         0.8
Accounts and notes payable                       31.0        27.3
Provisions, withholdings, income taxes           28.7        29.7
Advances from customers                           5.3         8.2
TOTAL CURRENT LIABILITIES                        86.6        75.0
Long-term bank liabilities and bonds payable    190.8       215.4
Miscellaneous creditors                           2.3         0.6
Provisions and others                            18.5        20.6
TOTAL LONG-TERM LIABILITIES                     211.6       236.6
MINORITY INTEREST                                66.4        62.8
TOTAL SHAREHOLDERS' EQUITY                      398.8       379.4
TOTAL LIAB. & SHAREHOLDERS' EQUITY              763.4       753.8

                                                             3Q04 and YTD 2004



STATEMENT OF INCOME
                                       9 month period           Third
                                    ended September 30        quarter
                                     2004        2003      2004     2003
                                     MUS$        MUS$      MUS$     MUS$
OPERATING RESULTS:
Net sales                            218.5       206.3      85.3     78.7
Cost of sales                       (135.8)     (130.3)    (50.7)   (48.6)
Selling and administrative
 expenses                            (36.2)      (30.8)    (14.3)   (10.8)
OPERATING INCOME                      46.5        45.2      20.3     19.3

NON-OPERATING RESULTS:

 Cordillera Comunicaciones Ltda       (9.1)       (8.8)     (2.5)    (3.0)
 Editorial Zig-Zag                    (0.2)       (0.3)     (0.1)    (0.1)
 Vina Los Vascos S.A.                  0.8         0.8       0.3      0.1
 Rayen Cura S.A.I.C.                   1.4         1.2       0.5     (0.0)
 Envases CMF                           0.6         0.6       0.4     (0.4)
 Ediciones Chloe                      (0.1)       (0.2)      0.0     (0.0)
 Others                               (0.0)       (0.0)     (0.0)    (0.0)
                                   ---------------------------------------
Equity in net income related
companies (net)                       (6.6)       (6.6)     (1.4)    (3.4)

Interest expense (net)                (5.5)       (5.0)     (1.6)    (2.0)
Other nonrecurring expense (net)      (1.9)       (1.6)     (1.0)    (0.5)
Goodwill amortization                 (0.8)       (0.8)     (0.2)    (0.2)
Price-level restatement               (1.3)       (1.2)     (0.4)    (0.1)
Exchange Rate Variations               3.9       (20.5)     (0.1)   (13.1)
NON-OPERATING INCOME                 (12.1)      (35.6)     (4.8)   (19.3)

Income tax                            (6.8)       (2.7)     (2.4)    (0.3)
Extraordinary Items                     -           -         -        -
Minority interest                     (4.3)       (2.9)     (1.4)    (0.7)
NET INCOME                            23.4         4.0      11.7     (0.9)

                                                             3Q04 and YTD 2004



                           CRISTALERIAS DE CHILE S.A.
                       CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                     Chilean Pesos as of September 30, 2004)
                      1 US Dollar = 608.90 Chilean Pesos


BALANCE SHEET
                                                    As of September 30
                                                      2004        2003
ASSETS                                                MCh$        MCh$
-------------------------------------
Cash, time deposits, marketable securities           98,241      83,474
Receivables                                          54,821      48,208
Inventories, net                                     42,206      37,072
Other current assets                                  3,222       5,590
TOTAL CURRENT ASSETS                                198,490     174,344
NET P.P.&E.                                         138,346     140,894
Investment in related companies                      99,923     107,350
Long-term receivables                                 8,892       9,993
Goodwill on investments                                 771         840
Accounts receivable, related companies                1,213           3
Others                                               17,204      25,586
TOTAL OTHER ASSETS                                  128,002     143,772

TOTAL ASSETS                                        464,838     459,011


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term debt       12,541       5,450
Dividends payable                                       653         514
Accounts and notes payable                           18,874      16,636
Provisions, withholdings, income taxes               17,490      18,084
Advances from customers                               3,198       4,998
TOTAL CURRENT LIABILITIES                            52,756      45,680
Long-term bank liabilities and bonds payable        116,154     131,160
Miscellaneous creditors                               1,380         366
Provisions and others                                11,290      12,537
TOTAL LONG-TERM LIABILITIES                         128,824     144,063
MINORITY INTEREST                                    40,446      38,250
TOTAL SHAREHOLDERS' EQUITY                          242,812     231,018

TOTAL LIAB. & SHAREHOLDERS' EQUITY                  464,838     459,011

                                                             3Q04 and YTD 2004



STATEMENT OF INCOME

                                      9 month period           Third
                                    ended September 30        quarter
                                    2004         2003      2004      2003
                                    MCh$         MCh$      MCh$      MCh$


OPERATING RESULTS:
Net sales                          133,046     125,626    51,944    47,918
Cost of sales                      (82,704)    (79,357)  (30,892)  (29,586)
Selling and administrative
 expenses                          (22,016)    (18,728)   (8,695)   (6,561)
OPERATING INCOME                    28,326      27,541    12,357    11,771

NON-OPERATING RESULTS:

 Cordillera Comunicaciones Ltda     (5,530)     (5,333)   (1,509)   (1,832)
 Editorial Zig-Zag                    (112)       (164)      (69)      (51)
 Vina Los Vascos S.A.                  484         485       212        82
 Rayen Cura S.A.I.C.                   838         729       289       (21)
 Envases CMF                           375         362       226      (252)
 Ediciones Chiloe                      (67)       (102)        5        (9)
 Others                                 (5)         (0)       (4)       (0)
                                    ---------------------------------------

Equity in net income related
  companies (net)                   (4,016)     (4,023)     (850)   (2,084)

Interest expense (net)              (3,344)     (3,046)     (971)   (1,198)
Other nonrecurring expense (net)    (1,136)       (984)     (619)     (293)
Goodwill amortization                 (478)       (471)     (152)     (149)
Price-level restatement               (768)       (717)     (251)      (41)
Exchange Rate Variations             2,373     (12,466)      (69)   (7,957)

NON-OPERATING INCOME                (7,369)    (21,706)   (2,911)  (11,722)

Income tax                          (4,131)     (1,615)   (1,461)     (164)
Extraordinary Items                     -           -         -         -
Minority interest                   (2,589)     (1,765)     (873)     (418)
NET INCOME                          14,237       2,455     7,112      -532

                                                             3Q04 and YTD 2004



[Cristalchile Logo]

                          CRISTALERIAS DE CHILE S.A.
                       INDIVIDUAL FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                     US Dollars as of September 30, 2004)
                      1 US Dollar = 608.90 Chilean Pesos

BALANCE SHEET

                                               As of September 30
                                                2004        2003
ASSETS                                          MUS$        MUS$
-------------------------------------
Cash, time deposits, marketable securities     133.6       108.2
Receivables                                     48.3        41.1
Inventories, net                                12.0         9.4
Other current assets                             1.4         3.8
TOTAL CURRENT ASSETS                           195.3       162.6
NET P.P.&E.                                    127.6       131.5
Investment in related companies                243.3       245.0
Long-term receivables                            0.2         0.2
Goodwill on investments                          3.0         3.2
Accounts receivable, related companies          35.0        35.6
Others                                           4.9        20.4

TOTAL OTHER ASSETS                             286.2       304.5

TOTAL ASSETS                                   609.2       598.6

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term debt               15.9         1.5
Dividends payable                                1.1         0.8
Accounts and notes payable                      10.1        10.6
Provisions, withholdings, income taxes          15.8        18.2
TOTAL CURRENT LIABILITIES                       42.9        31.2
Long-term bank liabilities and bonds payable   151.6       171.1
Miscellaneous creditors                          0.2         0.3

Provisions                                      10.8        12.7

Others                                           4.8         4.0
TOTAL LONG-TERM LIABILITIES                    167.5       188.1
TOTAL SHAREHOLDERS' EQUITY                     398.8       379.4

TOTAL LIAB. & SHAREHOLDERS' EQUITY             609.2       598.6


                                                             3Q04 and YTD 2004



STATEMENT OF INCOME

                                9 month period             Third
                              ended September 30          quarter
                               2004         2003      2004       2003
                               MUS$         MUS$      MUS$       MUS$

 OPERATING RESULTS:
Net sales                      90.5        91.0       35.3       35.4
Cost of sales                 (52.8)      (55.5)     (19.1)     (20.1)
General and administrative     (7.7)       (6.5)      (3.2)      (2.4)
OPERATING INCOME               30.0        29.0       13.1       12.9

NON-OPERATING RESULTS:
 CristalChile Comunicadones    (9.1)       (8.8)      (2.5)      (3.0)
 S.A. Vina Santa Rita           4.8         3.4        1.6        0.8
 Envases CMF S.A.               0.6         0.6        0.4       (0.4)
 Ciecsa S.A.                    3.4         1.4        1.9        1.2
 Cristalchile Inversiones S.A.  1.1         0.8        0.7       (0.1)
 Others                        (0.0)       (0.0)      (0.0)      (0.0)
Equity in net income related
 companies (net)                0.8        (2.6)       2.1       (1.5)

Interest expense (net)         (3.4)       (2.8)      (0.9)      (1.2)
Other nonrecurring
    expense (net)              (0.5)       (0.6)      (0.2)      (0.1)
Goodwill amortization          (0.2)       (0.2)      (0.1)      (0.1)
Price-level restatement        (0.7)       (0.7)       0.0       (0.1)
Exchange Rate Variations        2.1       (16.5)      (0.2)     (10.5)
NON-OPERATING INCOME           (1.9)      (23.4)       0.8      (13.5)

Income Tax                     (4.7)       (1.5)      (2.1)      (0.3)
Amortization of negative
 goodwill                        -           -          -          -
Extraordinary Items              -           -          -          -
NET INCOME                      23.4        4.0       11.7       (0.9)

SALES VOLUME                  Th Tons    Th Tons    Th Tons     Th Tons
Glass sales in Th tons         196.9      186.0       76.5       73.9

                                                             3Q04 and YTD 2004



[Cristalchile Logo]

                          CRISTALERIAS DE CHILE S.A.
                       INDIVIDUAL FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                     Chilean Pesos as of September 30, 2004)
                      1 US Dollar = 608.90 Chilean Pesos

BALANCE SHEET

                                                   As of September 30
                                                    2004         2003
ASSETS                                              MCh$         MCh$
--------------------------------------

Cash, time deposits, marketable securities         81,349       65,911
Receivables                                        29,415       25,009
Inventories, net                                    7,307        5,751
Other current assets                                  871        2,340
TOTAL CURRENT ASSETS                              118,942       99,011
NET P.P.&E.                                        77,683       80,093
Investment in related companies                   148,131      149,194
Long-term receivables                                 111          145
Goodwill on investments                             1,798        1,970
Accounts receivable, related companies             21,293       21,675
Others                                              2,958       12,423

TOTAL OTHER ASSETS                                174,289      185,407

TOTAL ASSETS                                      370,915      364,511


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term debt                   9,675          926
Dividends payable                                     652          513
Accounts and notes payable                          6,121        6,454
Provisions, withholdings, income taxes              9,645       11,089
TOTAL CURRENT LIABILITIES                          26,094       18,982
Long-term bank liabilities and bonds payable       92,332      104,168
Miscellaneous creditors                               147          171
Provisions                                          6,604        7,745
Others                                              2,926        2,426
TOTAL LONG-TERM LIABILITIES                       102,009      114,511
TOTAL SHAREHOLDERS' EQUITY                        242,812      231,018

TOTAL LIAB. & SHAREHOLDERS' EQUITY                370,915      364,511

                                                             3Q04 and YTD 2004



STATEMENT OF INCOME

                                      9 month period             Third
                                    ended September 30          quarter
                                    2004         2003      2004       2003
                                    MCh$         MCh$      MCh$       MCh$

OPERATING RESULTS:
Net sales                          55,126      55,405      21,495      21,546
Cost of sales                     (32,156)    (33,794)    (11,604)    (12,264)
General and administrative
 expenses                          (4,719)     (3,978)     (1,929)     (1,431)
OPERATING INCOME                   18,251      17,633       7,961       7,851

NON-OPERATING RESULTS:
 CristalChile Comunicaciones       (5,560)     (5,334)     (1,519)     (1,832)
 S.A. Vina Santa Rita               2,919       2,053         996         479
 Envases CMF S.A.                     375         362         226        (252)
 Ciecsa S.A.                        2,069         826       1,156         751
 Cristalchile Inversiones S.A.        697         482         433         (52)
 Others                                (5)         (1)         (4)         (0)
                                   ------------------------------------------
Equity in net income
    related companies (net)           494      (1,612)      1,289       (907)

Interest expense (net)             (2,075)     (1,690)       (573)       (736)
Other nonrecurring expense (net)     (300)       (344)       (102)        (91)
Goodwill amortization                (131)       (131)        (44)        (44)
Price-level restatement              (399)       (439)         28         (46)
Exchange Rate Variations            1,266     (10,060)       (140)     (6,406)
NON-OPERATING INCOME               (1,144)    (14,277)        459      (8,230)

Income tax                         (2,869)       (902)     (1,308)       (153)
Amortization of negative goodwill     -            -           -           -
Extraordinary Items                   -            -           -           -
NET INCOME                         14,237       2,455       7,112        (532)

SALES VOLUME                      Th Tons      Th Tons     Th Tons    Th Tons
Glass sales in Th tons               196.9        186.0        76.5       73.9

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  November 9, 2004